EXHIBIT 21.1.
SUBSIDIARIES

State
in which
Subsidiary
Name	Organized

AirComp LLC	Texas
Mountain Compressed Air Inc.	Texas
Strata Directional Technology, Inc.	Texas
Allis-Chalmers Tubular Services, Inc.	Texas
Allis-Chalmers Rental Tools, Inc.	Texas
Allis-Chalmers Production Services, Inc.	Texas
OilQuip Rentals, Inc.	Delaware
Target Energy Inc.	Delaware
Allis-Chalmers Management LP	Texas
Allis-Chalmers LP, LLC	Delaware
Allis-Chalmers GP, LLC	Delaware